Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2019 Results

Record Quarterly Revenue of $1.03 Billion

Expects Fiscal 2020 Revenue Growth of 2.0%-6.0% YoY in Constant Currency

Signs Strategic Multi-Year Managed Services Agreement with AT&T

Quarterly Cash Dividend to be Raised From $0.285 to $0.3275 Per Share

Fourth Quarter Fiscal 2019 Highlights

•

Revenue of $1,030 million, at the midpoint of the $1,015-$1,055 million guidance range, adjusting for a negative impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	GAAP diluted EPS of $0.90, above the $0.81-$0.89 guidance range

•	Non-GAAP diluted EPS of $1.08, above the midpoint of the $1.04-$1.10 guidance range

•	GAAP operating income of $144 million; GAAP operating margin of 14.0%

•	Non-GAAP operating income of $178 million; non-GAAP operating margin of 17.3%

•	Quarterly free cash flow of $179 million, comprised of cash flow from operations of $214 million, less $34 million in net capital expenditures and other; normalized free cash flow of $190 million (1)

•	Twelve-month backlog of $3.49 billion, up $90 million sequentially and up 3.9% as compared to last year’s fourth fiscal quarter

•	The board of directors approved a quarterly cash dividend of $0.285 per share to be paid on January 24, 2020

•

The board of directors also approved a 15% increase in the Company’s quarterly cash dividend payment from $0.285 per share to $0.3275 per share, anticipated to be first paid in April 2020, subject to shareholder approval at the January 2020 annual meeting

(1)    Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

•

The board of directors has approved a share repurchase plan authorizing the repurchase of up to $800 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of September 30, 2019, provided for up to $239 million of remaining repurchase authority

ST. LOUIS – November 12, 2019 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended September 30, 2019.

“We are pleased to report a strong finish to our fiscal year 2019. Q4 revenue was in line with the midpoint of our guidance on a constant currency basis and was driven by stable trends in North America, solid year-over-year growth in Rest of World and our best quarter in more than a decade in Europe. Profitability was stable and cash collections were healthy as we met key milestones relating to our customer project activity. As such, we exceeded our fiscal 2019 target for normalized free cash flow of $600 million and delivered full year non-GAAP earnings per share growth of 6.9%, which is consistent with the high end of the original guidance range of 3% to 7% that we provided last November,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Today, we are excited to announce a multi-year agreement that extends our collaboration with AT&T to modernize and upgrade AT&T’s digital business support systems, as 5G and the cloud will lead to new business and consumer applications. In addition to customer experience and digital enablement programs, our alliance with AT&T will be expanded to include activities in strategic areas such as data analytics and security. We are very proud of our deep relationship spanning many decades with AT&T and we look forward to strengthening this relationship as the communications and media industry continues to innovate at an unprecedented pace.”

Sheffer concluded, “We begin fiscal 2020 with record 12-month backlog, which is up roughly 4% from a year ago, and we have further improved our strong visibility in the first quarter with the signing of a large IT transformation project at Vodafone Germany. Overall, we expect to deliver full year non-GAAP diluted earnings per share growth of 3.0% to 7.0%

in fiscal 2020. Moreover, we plan to further enhance the total return we provide to shareholders by raising our quarterly dividend for the seventh consecutive year, subject to shareholders approval at the annual meeting in January 2020”.

Revenue

Revenue for the fourth fiscal quarter ended September 30, 2019 was $1,030 million, up $5 million sequentially from the third fiscal quarter of 2019 and up 2.8% as reported and 3.6% in constant currency as compared to last year’s fourth fiscal quarter. Revenue for the fourth fiscal quarter of 2019 includes a negative impact from foreign currency movements of approximately $3 million relative to the third quarter of fiscal 2019. Revenue was at the midpoint of Amdocs’ guidance, adjusting for the negative impact of approximately $5 million of foreign currency movements relative to guidance.

Revenue for the fiscal year ended September 30, 2019, was $4.1 billion, up 2.8% from the last fiscal year and within Amdocs’ guidance range for growth of 2.4% to 3.4% year-over-year as reported. Adjusting for the negative impact of foreign currency movements, revenue was up 4.1% from the last fiscal year and within Amdocs’ guidance range for growth of 3.6% to 4.6% year-over-year.

Net Income and Earnings Per Share

The Company’s GAAP net income for the fourth quarter of fiscal 2019 was $122.0 million, or $0.90 per diluted share, compared to GAAP net income of $44.3 million, or $0.31 per diluted share, in the prior fiscal year’s fourth quarter. Net income on a non-GAAP basis was $147.1 million, or $1.08 per diluted share, compared to non-GAAP net income of $140.2 million, or $0.99 per diluted share, in the fourth quarter of fiscal 2018. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in the fourth quarter of fiscal 2019, and amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, and non-recurring charges, net of related tax effects, in the fourth quarter of fiscal 2018.

The Company’s GAAP net income in fiscal 2019 was $479.4 million, or $3.47 per diluted share, compared to GAAP net income of $354.4 million, or $2.47 per diluted share, in fiscal 2018. Fiscal 2019 net income on a non-GAAP basis was $595.1 million, or $4.31 per diluted share, compared to non-GAAP net income of $579.6 million, or $4.03 per diluted share, in fiscal 2018.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On November 12, 2019, the Board approved the Company’s next quarterly cash dividend payment of $0.285 per share and set December 31, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 24, 2020. The Board also approved a 15% increase in the Company’s quarterly cash dividend payment to $0.3275 per share, which is anticipated to be first paid in April 2020, provided that the increase is approved by shareholders at the January 2020 annual general meeting of shareholders.

•

Share Repurchase Activity: Repurchased $90 million of ordinary shares during the fourth quarter of fiscal 2019. The board of directors has approved a share repurchase plan authorizing the repurchase of up to $800 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of September 30, 2019, provided for up to $239 million of remaining repurchase authority.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-

going support activities, was $3.49 billion at the end of the fourth quarter of fiscal 2019, up $90 million from the end of the prior quarter.

First Quarter Fiscal 2020 Outlook

•

Revenue of approximately $1,015-$1,055 million, assuming approximately $1 million sequential negative impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2019, including a full quarter revenue contribution from the acquisition of TTS Wireless which closed in early August

•	GAAP diluted EPS of approximately $0.79-$0.87. The impact of the acquisition of TTS Wireless on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted EPS of approximately $1.02-$1.08, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects. The impact of the acquisition of TTS Wireless on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the first quarter of fiscal 2020

Full Year Fiscal 2020 Outlook

•	Revenue growth of 1.5%-5.5% year-over-year as reported

•	Revenue growth of 2.0%-6.0% year-over-year on a constant currency basis

•

Full year fiscal 2020 revenue guidance incorporates just over 1% of growth from the acquisition of TTS Wireless, and an expected negative impact from foreign currency fluctuations of about 0.5% year-over-year

•

GAAP diluted earnings per share growth of roughly 5.0%-12.0% year-over-year. The impact of the acquisition of TTS Wireless on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted earnings per share growth of roughly 3.0%-7.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.24-$0.32 per share of equity-based compensation expense, net of related tax effects. The impact of the acquisition of TTS Wireless on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in fiscal year 2020

•	Free cash flow of approximately $350 million, comprised of cash flow from operations, less net capital expenditures and other, and normalized free cash flow of approximately $480 million

Our first fiscal quarter 2020 and full year fiscal 2020 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on November 12, 2019 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2019 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 7084814. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other, and normalized free cash flow is adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.1 billion in fiscal 2019.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2018 filed on December 10, 2018 and our Form 6-K furnished for the first quarter of fiscal 2019 on February 19, 2019 and for the second quarter of fiscal 2019 on May 28, 2019 and for the third quarter of fiscal 2019 on August 19, 2019.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue	$1,030,253	$1,002,588	$4,086,669	$3,974,837
Operating expenses:
Cost of revenue	667,129	654,923	2,653,172	2,595,276
Research and development	70,109	70,783	273,936	276,615
Selling, general and administrative	125,046	125,830	492,457	481,093
Amortization of purchased intangible assets and other	23,815	27,233	97,358	108,489
Non-recurring charges	—	55,000	—	85,057

	886,099	933,769	3,516,923	3,546,530

Operating income	144,154	68,819	569,746	428,307
Interest and other income (expense), net	2,444	(3,436)	(1,859)	(6,766)

Income before income taxes	146,598	65,383	567,887	421,541
Income taxes	24,571	21,117	88,441	67,145

Net income	$122,027	$44,266	$479,446	$354,396

Basic earnings per share	$0.90	$0.31	$3.49	$2.49

Diluted earnings per share	$0.90	$0.31	$3.47	$2.47

Basic weighted average number of shares outstanding	135,317	140,760	137,418	142,422

Diluted weighted average number of shares outstanding	136,151	141,872	138,108	143,703

Cash dividends declared per share	$0.285	$0.250	$1.105	$0.970

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue	$1,030,253	$1,002,588	$4,086,669	$3,974,837

Non-GAAP operating income	177,989	172,606	707,889	687,020

Non-GAAP net income	147,137	140,230	595,089	579,593

Non-GAAP diluted earnings per share	$1.08	$0.99	$4.31	$4.03

Diluted weighted average number of shares outstanding	136,151	141,872	138,108	143,703

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2019	2018	2019	2018
Net Cash Provided by Operating Activities	$213,625	$115,349	$656,377	$557,249

Purchases of property and equipment, net (*)	(34,325)	(33,893)	(128,086)	(231,146)

Other	—	(135)	—	(458)

Free Cash Flow	179,300	81,321	528,291	325,645

Payments for legal dispute settlement	—	—	55,000	—

Payments for previously expensed restructuring charges	1,233	6,500	15,627	6,500

Net capital expenditures related to the new campus development (*)	9,101	1,218	6,895	96,229

Payments of acquisition related liabilities	—	—	7,667	—

Normalized Free Cash Flow	$189,634	$89,039	$613,480	$428,374

(*) The amounts under “Purchase of property and equipment, net”, and the amounts under “Net capital expenditures related to the new campus development” include proceeds of $9,676 relating to the refund of betterment levy for fiscal year ended 30 September 2019 and proceeds from sale of property and equipment of $77 and $151, $346 and $459, for the three months and fiscal year ended 30 September 2019 and 2018, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended September 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisition related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$667,129	$—	$(4,618)	$(2,036)	$—	$—	$660,475
Research and development	70,109	—	(757)	—	—	—	69,352
Selling, general and administrative	125,046	—	(2,609)	—	—	—	122,437
Amortization of purchased intangible assets and other	23,815	(23,815)	—	—	—	—	—

Total operating expenses	886,099	(23,815)	(7,984)	(2,036)	—	—	852,264

Operating income	144,154	23,815	7,984	2,036	—	—	177,989

Interest and other income (expense), net	2,444	—	—	—	(4,964)	—	(2,520)

Income taxes	24,571	—	—	—	—	3,761	28,332

Net income	$122,027	$23,815	$7,984	$2,036	$(4,964)	$(3,761)	$147,137

	Three months ended September 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Non-recurring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$654,923	$—	$(3,752)	$(8,658)	$—	$—	$642,513
Research and development	70,783	—	(813)	—	—	—	69,970
Selling, general and administrative	125,830	—	(8,331)	—	—	—	117,499
Amortization of purchased intangible assets and other	27,233	(27,233)	—	—	—	—	—
Non-recurring charges	55,000	—	—	—	(55,000)	—	—

Total operating expenses	933,769	(27,233)	(12,896)	(8,658)	(55,000)	—	829,982

Operating income	68,819	27,233	12,896	8,658	55,000	—	172,606

Income taxes	21,117	—	—	—	—	7,822	28,940

Net income	$44,266	$27,233	$12,896	$8,658	$55,000	$(7,822)	$140,230

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisition related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,653,172	$—	$(19,879)	$(2,235)	$—	$—	$2,631,058
Research and development	273,936	—	(2,714)	—	—	—	271,222
Selling, general and administrative	492,457	—	(15,957)	—	—	—	476,500
Amortization of purchased intangible assets and other	97,358	(97,358)	—	—	—	—	—

Total operating expenses	3,516,923	(97,358)	(38,550)	(2,235)	—	—	3,378,780

Operating income	569,746	97,358	38,550	2,235	—	—	707,889

Interest and other income (expense), net	(1,859)	—	—	—	(2,939)	—	(4,798)

Income taxes	88,441	—	—	—	—	19,561	108,002

Net income	$479,446	$97,358	$38,550	$2,235	$(2,939)	$(19,561)	$595,089

	Fiscal year ended September 30, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity-based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Non-recurring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,595,276	$—	$(18,253)	$(17,692)	$—	$—	$2,559,331
Research and development	276,615	—	(3,477)	—	—	—	273,138
Selling, general and administrative	481,093	—	(25,746)	—	—	—	455,347
Amortization of purchased intangible assets and other	108,489	(108,489)	—	—	—	—	—
Non-recurring charges	85,057	—	—	—	(85,057)	—	—

Total operating expenses	3,546,530	(108,489)	(47,476)	(17,692)	(85,057)	—	3,287,816

Operating income	428,307	108,489	47,476	17,692	85,057	—	687,020

Income taxes	67,145	—	—	—	—	33,517	100,662

Net income	$354,396	$108,489	$47,476	$17,692	$85,057	$(33,517)	$579,593

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2019	September 30, 2018
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$471,632	$519,216
Accounts receivable, net, including unbilled of $227,061 and $263,997, respectively	987,858	971,502
Prepaid expenses and other current assets	216,084	229,999

Total current assets	1,675,574	1,720,717
Property and equipment, net	525,314	496,585
Goodwill and other intangible assets, net	2,667,997	2,710,144
Other noncurrent assets	423,941	420,369

Total assets	$5,292,826	$5,347,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,089,748	$1,162,543
Deferred revenue	118,182	132,414

Total current liabilities	1,207,930	1,294,957
Other noncurrent liabilities	542,430	560,816
Total Amdocs Limited Shareholders’ equity	3,499,957	3,448,879
Noncontrolling interests	42,509	43,163

Total equity	3,542,466	3,492,042

Total liabilities and equity	$5,292,826	$5,347,815

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2019	2018
Cash Flow from Operating Activities:
Net income	$479,446	$354,396
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	205,772	211,224
Equity-based compensation expense	38,550	47,476
Deferred income taxes	(13,950)	25,098
Loss from short-term interest-bearing investments	737	1,324
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	6,589	(66,451)
Prepaid expenses and other current assets	25,907	(18,736)
Other noncurrent assets	(1,635)	9,674
Accounts payable, accrued expenses and accrued personnel	(60,042)	25,348
Deferred revenue	(37,855)	7,650
Income taxes payable, net	6,025	(31,036)
Other noncurrent liabilities	6,833	(8,718)

Net cash provided by operating activities	656,377	557,249

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(128,086)	(231,146)
Proceeds from sale of short-term interest-bearing investments	101,287	303,090
Purchase of short-term interest-bearing investments	—	(76,037)
Net cash paid for acquisitions	(60,572)	(355,142)
Other	615	(3,157)

Net cash used in investing activities	(86,756)	(362,392)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	120,000
Payments under financing arrangements	—	(120,000)
Repurchase of shares	(398,057)	(419,228)
Proceeds from employee stock options exercised	41,483	81,280
Payments of dividends	(147,616)	(134,292)
Investment by noncontrolling interests, net	(4,776)	47,013
Payment of contingent consideration from a business acquisition	(7,470)	—
Other	(336)	(458)

Net cash used in financing activities	(516,772)	(425,685)

Net increase (decrease) in cash and cash equivalents	52,849	(230,828)
Cash and cash equivalents at beginning of period	418,783	649,611

Cash and cash equivalents at end of period	$471,632	$418,873

(*) The amounts under “Purchase of property and equipment, net”, include proceeds of $9,676 relating to the refund of betterment levy for the fiscal year ended September 30, 2019 and proceeds from sale of property and equipment of $151 and $459, for the fiscal year ended September 30, 2019 and 2018, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
North America	$644.2	$643.9	$634.2	$660.5	$638.2
Europe	156.1	145.5	151.0	146.1	150.6
Rest of the World	230.0	235.3	234.5	205.5	213.8

Total Revenue	$1,030.3	$1,024.7	$1,019.7	$1,012.1	$1,002.6

	Three months ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Managed Services Revenue	$583.3	$578.1	$559.5	$525.5	$508.9

	As of
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
12-Month Backlog	$3,490	$3,400	$3,390	$3,370	$3,360

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